FILED VIA EDGAR

October 15, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Uncommon Investment Funds Trust (the “Trust”) Form N-1A

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, enclosed please find the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”) concerning the following five series:

Uncommon Generosity 50 Equity ETF

Uncommon Portfolio Design Core Equity ETF

Uncommon Promethos International Social Values ETF

Uncommon Promethos Global Climate Resilience ETF

Uncommon Promethos Global Social Justice ETF

These series will be exchange traded funds. If you should have any questions concerning this filing, please contact me at (212) 397-2524.

Very truly yours,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary and Chief Compliance Officer

cc:         John Pileggi, Uncommon Investment Advisors LLC

Alan Goldberg, Stradley Ronon Stevens & Young, LLP

Jesse Hallee, Ultimus Fund Solutions, LLC